1 June 2026 | ASX: MSB; Nasdaq: MESO ASX CEO Connect Presentation 1 Exhibit 99.1

2 This presentation includes forward-looking statements and forecasts that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward- looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical facts contained in this presentation are forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events , recent changes in regulatory laws, and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. These statements may relate to, but are not limited to: expectations with respect to sales and revenue, expectations regarding the safety or efficacy of, or potential applications for, Mesoblast's adult stem cell technologies; expectations regarding the strength of Mesoblast's intellectual property, the timeline for Mesoblast's regulatory approval process, and the scalability and efficiency of manufacturing processes; expectations about Mesoblast's ability to grow its business and statements regarding its relationships with current and potential future business partners and future benefits of those relationships; statements concerning Mesoblast's share price or potential market capitalization; and statements concerning Mesoblast's capital requirements and ability to raise future capital, among others. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this presentation together with our financial statements and the notes related thereto, as well as the risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast's actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, include, without limitation: risks inherent in the development and commercialization of potential products; uncertainty of clinical trial results or regulatory approvals or clearances; government regulation; the need for future capital; dependence upon collaborators; and protection of our intellectual property rights, among others. Accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. Cautionary Note Regarding Forward Looking Statements

3 Mesoblast: Global Leader in Allogeneic (Off-the-Shelf) Cellular Medicines First FDA approval more than 1,100 patents & applications Robust Pipeline • World leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life- threatening inflammatory conditions • Locations in United States, Australia, and Singapore • Listed on NASDAQ (MESO) and ASX (MSB) • Developing product candidates for distinct indications based on its remestemcel-L and rexlemestrocel-L stromal cell technology platforms • First FDA-approved product launched successfully • Extensive global intellectual property portfolio with protection extending through to at least 2044 in all major markets • FDA-inspected commercial scale manufacturing process and facilities THREE Additional Major Phase 3 Assets

4 Mesoblast First-In-Class Leader in Allogeneic Cellular Therapies Ryoncil® Only FDA Approved MSC, Successful First US Launch Net revenue has exceeded US$100M since launch last year Highly profitable single product on stand-alone basis Proceeds from revenue generated is being re-invested in label extensions studies and blockbuster opportunities Pipeline with Multiple Blockbuster Opportunities Phase 3 programs position rexlemestrocel-L to transform the treatment of low back pain with degenerative disc disease, and inflammatory heart failure Phase 3 programs to extend Ryoncil® label to adult aGvHD and pediatric rare diseases such as Duchenne Muscular Dystrophy Commercial Capability Established Infrastructure to support product launches across multiple expansion indications Built specialized sales team focused on hospitals, transplant centers, and specialists

Mesenchymal Precursor / Stromal Cells Orchestrate Potent Anti-Inflammatory Cascade

Activation Via Multiple Surface Receptors Results In Powerful Multi-Modal Response That Cannot Be Achieved By Agents Targeting Single Pathways



Inflammation
IL-1β
IL-6
IL-17
TNFα
IFNγ
Mesenchymal Precursor / Stromal Cell
IL-10
Breg
Proliferation
Antibody production
Effector B cell
IDO
(+ unknown factors)
IDO, PGE2
TGFβ
Activation
Cytotoxicity
NK
PGE2
Maturation
Activation
Antigen Presentation
Immature DC
IDO, PGE2
TGFβ, M-CSF, CCL2
IL-1
IL-6
TNFα
M1
Polarize M1 to M2
M2
IL-10
IDO, TGFβ
Treg
IL-10
IDO, PGE2
TH1
TH17
Proliferation
Cytokine secretion
Cytotoxicity

Source: data on file

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6 Advantages of Mesoblast’s Proprietary Cell Technology Provides Significant Barriers to Entry in End-to-End Supply Chain • No expression of cell surface co-stimulatory molecules • Do not induce immune reaction, no need for immunosuppression • Validated potency assays ensure batch-to- batch consistency • Proprietary media formulations and bioreactors for scale-up • A single donor ultimately supplies 1000’s of vials • Generation 2 process ~6x greater output/unit time. • Increasing yield / decreasing COGS Scalable Production Unique Off-the-Shelf (Allogeneic) Properties Cutting Edge & Patented Know-How Compelling Value Proposition • Scalable “off-the-shelf” cellular platforms • Expansion without differentiation

Mesoblast Allogeneic Mesenchymal Stromal Cell Portfolio

Product	Indication	Phase 2	Phase 3	Approved	
RYONCIL® remestemcel-L	Pediatric SR-aGvHD				TAM ~US$1B
	Adult SR-aGvHD				
RYONCIL® remestemcel-L	Duchenne's				TAM >US$1B
REVASCOR® rexlemestrocel-L (STRO3+)	Adult HFrEF Class II/III				TAM >US$10B
	Adult HFrEF End-stage				
Rexlemestrocel-L (STRO3+)	CLBP				TAM >US$10B



This chart is figurative and does not purport to show individual trial progress within a clinical program

Notes:
- JCR Pharmaceuticals Co., Ltd. (JCR), has the right to develop mesenchymal stromal cells (MSCs) in certain fields for the Japanese market, including for the treatment of hematological malignancies, such as Graft vs Host Disease, and for hypoxic ischemic encephalopathy (HIE).
- Grünenthal has an exclusive license to develop and commercialize rexlemestrocel-L for chronic low back pain in Europe and Latin America/Caribbean.
- Tasly Pharmaceuticals has exclusive rights for rexlemestrocel-L for the treatment or prevention of chronic heart failure in China.

SR-aGvHD = Steroid-Refractory Acute Graft versus Host Disease;
HFrEF = Heart Failure with Reduced Ejection Fraction; CLBP = Chronic Low Back Pain

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8 RYONCIL Profitability to Fund Growth Pipeline Successful U.S. commercial launch of RYONCIL • Q3 FY26 gross revenue US$35.3M, net revenue US$30.3M • RYONCIL gross profit 1H FY26, excluding amortization expense, was US$44.2M. Direct selling costs were US$7.7M Strong operating performance in the period allowed us to invest in: • R&D, including to support the Phase 3 trial on the blockbuster chronic low back pain indication • Clinical programs for lifecycle extension • Commercial manufacturing of Ryoncil® inventory as well as for launch of second- generation product

9 ➢ Mesoblast is leveraging the only FDA-approved MSC platform to create genetically-modified next gen products ➢ Enhanced (a) potency via payload ( ) or triggered pathway ( ), and (b) targeting via antigen binding moiety ( ) ➢ Two proprietary next gen platforms (patents through 2043) • Chimeric Antigen Receptor “CAR-MSCs” developed at Mayo Clinic* • Oncolytic Virus “OV-MSCs” developed at Baylor College of Medicine** ➢ IND-enabling development ongoing at each location Next Generation Gene Modified MSCs – Enhanced Products for New Indications *Nat Biomed Eng. 2024 April ; 8(4): 443–460. doi:10.1038/s41551-024-01195-6;**https://pubmed.ncbi.nlm.nih.gov/36989357

CAR-MSC Platform



(A)
(C)
(B)

(A) Chimeric antigen receptor (CAR) targeting specific disease-associated antigen

(B) Binding to antigen triggers selected intracellular pathway to enhance potency

(C) Retain native properties of MSCs

- Leverage tech behind CAR-T therapies *without* issues re: (i) safety and (ii) manufacturing
- Broad range of potential target antigens/intracellular pathway choices - plug and play system
- Enhanced targeting/increased potency can reduce dosing/COGS for all future indications
- Lead products target Lupus and UC/Crohn's, significant/unmet medical needs

Antigen/Product	Target Tissue	Potential Indication(s)	Triggered Intracellular Pathway
CD19-CAR-MSC	CD19 B Cells	Lupus	CD28z, TLR3, TLR4, CD28, IFNy
ECAD-CAR-MSC	Inflamed tissue	UC/Crohn's	
MOG-CAR-MSC	Myelin Sheath	MS	
COL2A1-CAR-MSC	Collagen	RA	
AMPA-CAR-MSC	Neurons	Alzheimer's	
CAR-MSC-CCN1	Skin	Wounds	

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11 Strong Financial Position • RYONCIL net revenue exceeded US$100 million since launch last year • Net operating cash spend for Q3 FY26 was US$4.1M • The reduction in net operating cash spend was driven by receipts of US$34.6 million and tight control of operating expenses • Cost discipline approach to managing spend in-line with revenue • Operating plan includes spend on Phase 3 programs, manufacturing for BLA filing and commercial inventory • New term loan totaling US$125M replaces existing higher- cost debt Cash balance US$122M at Mar 31, 2026 BLA: Biologics License Application (FDA)

12 Anticipated Major Upcoming Milestones RYONCIL Commercial • Net revenue has exceeded US$100M since launch • Strategy in place to strongly grow revenue base • Focused on increasing penetration of pediatric SR-aGvHD market Label extension • Funded by RYONCIL revenues • Adult SR-aGvHD with BMT-CTN network, trial initiated, to complete in 12-18 months • Pediatric Duchenne’s Phase 3 IND cleared by FDA SR-aGvHD: steroid-refractory acute graft versus host disease | BMT-CTN: Blood and Marrow Transplant Clinical Trials Network | IND: Investigational New Drug | BLA: Biologics License Application | LVAD: left ventricular assist device | HFrEF: heart failure reduced ejection fraction | NYHA: New York Heart Association Rexlemestrocel-L Blockbuster Programs Chronic low back pain (CLBP) • Achieved patient recruitment target in pivotal Phase 3 trial in April • Top-line primary endpoint mid-CY2027 • BLA filing for FDA approval Chronic heart failure (CHF) • File BLA with FDA for end-stage heart failure patients on LVADs • Will facilitate label-extension in NYHA II/III HFrEF with opportunity for strategic partnership

13 Thank You